Exhibit 99.1

ArcelorMittal reports third quarter 2021 results
Luxembourg, November 11, 2021 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1,2 for the three-months and nine-months period ended September 30, 2021.

Highlights:

•
Health and safety performance: Protecting the health and wellbeing of employees remains the Company’s overarching priority; LTIF rate[3] of 0.76x in 3Q 2021 as compared to 0.89x in 2Q 2021; 0.80x in 9M 2021

•
Improved operating results in 3Q 2021, with a positive evolution of steel spreads more than offsetting 8.4% lower steel shipments[17] (vs. 2Q 2021) due to weaker demand (in particular automotive order cancellations) as well as production constraints and order shipment delays which are expected to reverse in 4Q 2021

•	3Q 2021 operating income of $5.3bn compares to $4.4bn in 2Q 2021

•	EBITDA of $6.1bn in 3Q 2021, the strongest quarter since 2008 and 19.9% higher than 2Q 2021

•	Share of JV and associates net income in 3Q 2021 of $0.8bn including solid performance at AMNS India[4] and AMNS Calvert[5]

•	Net income of $4.6bn in 3Q 2021 is the highest level since 2008 (vs. $4.0bn in 2Q 2021)[6]

•	Lower steel shipments and price impacts led to $2.9bn investment in working capital during 3Q 2021

•
Free cash flow (FCF)[14] of $1.6bn generated in 3Q 2021 ($2.4bn net cash provided by operating activities less capex of $0.7bn less minority dividends $0.2bn); Company expects a working capital release to support higher FCF in 4Q 2021

•
Gross debt declined by $1bn to $8.2bn (vs. $9.2bn as end of 2Q 2021 and $12.3bn as end of 2020); net debt declined to $3.9bn, the lowest level since the merger (vs. $5.0bn as end of 2Q 2021 and $6.4bn as end of 2020)

Strategic update:

•	Consistently returning capital:

◦	Based on strong 3Q 2021 cash flow, share buyback increased by a further $1.0bn, bringing the capital returns announced since September 2020 to $6bn

•	Continued leadership on decarbonization:

◦
Post 2Q 2021 results, ArcelorMittal and the Government of Canada announced a plan to invest CAD$1.8bn  in order to reduce CO2 emissions at Dofasco by 2.9Mt; finalizing Government of Canada support and in discussions with Government of Ontario

◦	ArcelorMittal Mines Canada (AMMC) to invest CAD$205m in its Port-Cartier pellet plant, enabling this facility to convert its entire 10Mtpa annual pellet production to DRI pellets by the end of 2025

◦	The Company signed a letter of intent with the governments of Belgium and Flanders, supporting €1.1bn investment in decarbonization technologies at its flagship Gent plant

◦	ArcelorMittal joined Breakthrough Energy’s Catalyst program as an anchor partner

◦	The Company contributed to the development of the Mission Possible Partnership’s Net Zero Steel Strategy, published in October 2021 with Energy Transitions Commission and the Rocky Mountain Institute

•	Strategic growth:

~~◦~~
ArcelorMittal has signed on September 10, 2021, with the Government of the Republic of Liberia an amendment to its Mineral Development Agreement which, upon ratification, will lead to the acceleration of construction of the 15Mtpa concentrator plant project ("phase 2 expansion"); with further expansion opportunities to 30Mtpa

◦
AMNS India completed construction of a 6Mtpa pellet plant in Odisha taking its pellet capacity up to 20Mtpa and commenced operations at the Ghoraburhani-Sagasahi iron ore mine in Odisha with 7.2Mtpa capacity

◦
During the quarter, the Company approved strategic investments to strengthen its Long products businesses in Brazil (Monlevade expansion, previously “on hold”) and further vertically integrate its Mexico operations through investments at Las Truchas (Mexico) and Serra Azul (Brazil) iron ore mines

Financial highlights (on the basis of IFRS1,2):

(USDm) unless otherwise shown	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Sales	20,229	19,343	13,266	55,765	39,086
Operating income	5,345	4,432	718	12,418	112
Net income / (loss) attributable to equity holders of the parent	4,621	4,005	(261)	10,911	(1,940)
Basic earnings / (loss) per common share (US$)	4.17	3.47	(0.21)	9.52	(1.73)

Operating income/ (loss) / tonne (US$/t)	366	276	41	263	2
EBITDA	6,058	5,052	901	14,352	2,575
EBITDA/ tonne (US$/t)	414	314	52	304	50

Crude steel production (Mt)	17.2	17.8	17.2	52.6	52.7
Steel shipments (Mt)	14.6	16.1	17.5	47.2	51.8
Total group iron ore production (Mt)	13.0	11.2	14.8	37.5	42.7
Iron ore production (Mt) (AMMC and Liberia only)	6.8	4.9	7.2	19.0	20.7
Iron ore shipment (Mt) (AMMC and Liberia only)	6.9	4.6	7.2	18.9	20.5

Number of shares outstanding (issued shares less treasury shares) (millions)	971	1,019	1,089	971	1,089
Note: As previously announced, effective 2Q 2021, ArcelorMittal has amended its presentation of reportable segments to report the operations of AMMC and Liberia within the Mining segment. The results of each other mine are accounted for within the steel segments that it primarily supplies; as from 2Q 2021 onwards, ArcelorMittal Italia is deconsolidated and accounted for as a joint venture.
Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:
“Our third quarter results were supported by the continuing strong price environment, resulting in the highest net income and lowest net debt since 2008. However, this success has been outweighed by our safety results. Improving the group’s safety performance is of the highest priority. We have already this year significantly strengthened our safety procedures and will be analyzing what further interventions can be introduced to ensure we eliminate all fatalities.

“At the beginning of the quarter, we announced an ambitious 2030 CO2 reduction target, backed by plans to invest in various decarbonization initiatives. It is our stated aim to lead the steel industry’s important role in ensuring the global economy achieves net zero. That is why we joined Breakthrough Energy Catalyst, are collaborating with the Science Based Targets initiative on a new methodology for the steel sector and are supporting the Industrial Deep Decarbonization Initiative’s campaign for green public procurement, which was launched at COP26 this week.

“Despite the volatility we continue to see as a result of the ongoing presence and repercussions of COVID-19, this has been a very strong year for ArcelorMittal. We have re-positioned our balance sheet, re-set ourselves for the transition to a low-carbon economy, we are growing strategically through high-quality, high-return projects and we are returning capital to shareholders. We are aware of the challenges but excited by the opportunities that will exist for steel in the coming years and beyond.”

“The outlook remains positive: underlying demand is expected to continue to improve; and, although marginally off the recent record highs, steel prices remain at elevated levels, something which will be reflected in the annual contracts for 2022.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines (in respect of COVID-19), and specific government guidelines have been followed and implemented.
Health and safety performance based on own personnel and contractors lost time injury frequency (LTIF) rate was 0.76x in the third quarter of 2021 ("3Q 2021") as compared to 0.89x for the second quarter of 2021 ("2Q 2021"). Prior period figures have not been recast for the ArcelorMittal USA disposal which took place in December 2020 and exclude ArcelorMittal Italia (which is now accounted for under the equity method) for all periods.
Health and safety performance in the first nine months of 2021 (“9M 2021”) was 0.80x as compared to 0.60x in the first nine months of 2020 (“9M 2020”).
The Company’s efforts to improve its health and safety record aim to strengthen the safety of its workforce with an absolute focus on eliminating fatalities. A change to the Company’s executive remuneration policy has been made to reflect this focus.
Own personnel and contractors - Frequency rate
Lost time injury frequency rate	3Q 21	2Q 21	3Q 20	9M 21	9M 20
NAFTA	0.48	0.17	0.58	0.45	0.60
Brazil	0.10	0.26	0.35	0.17	0.32
Europe	1.38	1.41	1.02	1.23	0.97
ACIS	0.80	1.03	0.53	0.94	0.64
Mining	—	0.71	0.36	0.44	0.25
Total	0.76	0.89	0.56	0.80	0.60
Key sustainable development highlights during the quarter:

•	Further projects announced to meet the Company's 2030 CO2 reduction target by 2030
◦
ArcelorMittal announced with the Government of Canada its intention for a CAD$1.765 billion investment in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton. The intended investments would reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3Mt within the next seven years.

◦
The Company signed a letter of intent with the Governments of Belgium and Flanders, supporting a €1.1 billion project to build a 2.5Mt direct reduced iron (DRI) plant at its site in Gent, as well as two new electric furnaces.

◦
On November 3, 2021, ArcelorMittal and the government of Quebec announced a CAD$205 million investment by AMMC in its Port-Cartier pellet plant, enabling this facility to convert its entire 10Mt annual pellet production to DRI pellets by the end of 2025. The investment, in which the Quebec government will contribute through an electricity rebate of up to CAD$80 million, will enable the Port-Cartier plant to become one of the world’s largest producers of DRI pellets, the raw material feedstock for ironmaking in a DRI furnace. The project will deliver a direct annual CO2e reduction of approximately 200,000 tonnes at AMMC’s Port-Cartier pellet plant, equivalent to over 20% of the pellet plant’s total annual CO2e emissions.

•
Further investments in the Company's XCarbTM Innovation fund[10]: ArcelorMittal has become an anchor partner in Breakthrough Energy’s Catalyst program, committing to an equity investment of $100 million over the next five years. Catalyst, launched earlier this year, is a new model for how companies, governments and private philanthropy can finance, produce, and ensure widespread adoption of next-generation clean technologies. The program will initially focus on four decarbonization technologies: direct air capture (DAC); green hydrogen; long-duration energy storage (LDS); and sustainable aviation fuel (SAF).

•
Industry recognition for excellence: On October 13, 2021, ArcelorMittal was announced as a Supplier Sustainability Award winner at Ford Motor Company’s virtual event. Ford’s World Excellence Awards recognize companies that exceed expectations and achieve the highest levels of excellence in quality, cost, performance and delivery.

•
Net Zero Steel Strategy: as a member of the Energy Transitions Commission, ArcelorMittal participated in the development of the Mission Possible Partnership’s Net Zero Steel Strategy, published in October 2021 with Energy Transitions Commission and the Rocky Mountain Institute. The report elaborates two net zero scenarios for steel by 2050, differentiated by the level of coordinated global action to support the transition this decade.

Analysis of results for 3Q 2021 versus 2Q 2021 and 3Q 2020

Total steel shipments in 3Q 2021 were 14.6Mt, 9.0% lower as compared with 16.1Mt in 2Q 2021 due to weaker demand (in particular automotive) as well as production constraints and order shipment delays which are expected to reverse in 4Q 2021. Adjusted for the change in scope (i.e. excluding the shipments of ArcelorMittal Italia11, deconsolidated as from April 14, 2021) steel shipments in 3Q 2021 decreased 8.4% as compared to 2Q 2021: ACIS -15.5%, NAFTA -12.0%, Europe -7.7% (scope adjusted) and Brazil -4.6%.

Adjusted for the change in scope (i.e. excluding the shipments of ArcelorMittal USA, sold to Cleveland Cliffs on December 9, 2020, and ArcelorMittal Italia11, deconsolidated as from April 14, 2021), steel shipments in 3Q 2021 increased 1.6% as compared to 3Q 2020: Brazil +16.6%; Europe +3.2% (scope adjusted); NAFTA +2.3% (scope adjusted); offset in part by ACIS -5.3%.

Sales in 3Q 2021 were $20.2 billion as compared to $19.3 billion for 2Q 2021 and $13.3 billion for 3Q 2020. As compared to 2Q 2021, the 4.6% increase in sales was primarily due to higher realized average steel selling prices (+15.7%) and higher mining revenue primarily due to higher shipment volumes (recovery in ArcelorMittal Mines Canada (AMMC7) following the resolution of labour strike action that had affected operations in 2Q 2021). Sales in 3Q 2021 were +52.5% higher as compared to 3Q 2020 primarily due to significantly higher average steel selling prices (+75.5%) as well as higher iron ore reference prices (+38.4%).
Depreciation for 3Q 2021 was $590 million as compared to $620 million for 2Q 2021, and significantly lower than $739 million in 3Q 2020 (due in part to the deconsolidation of ArcelorMittal Italia as from mid-April 2021 and sale of ArcelorMittal USA from December 2020). The FY 2021 depreciation expense is expected to be approximately $2.6 billion (based on current exchange rate).
There were no impairment items for 3Q 2021 and 2Q 2021. Net impairment gains in 3Q 2020 amounted to $556 million, consisting of the partial reversal of impairment charges recorded following the announced sale of ArcelorMittal USA ($660 million), and an impairment charge of $104 million related to the permanent closure of a blast furnace and steel plant in Krakow (Poland).
Exceptional items for 3Q 2021 of $123 million relate to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil. There were no exceptional items for 2Q 2021 or 3Q 2020.

Operating income for 3Q 2021 was $5.3 billion as compared to $4.4 billion in 2Q 2021 and $718 million in 3Q 2020 (impacted by the exceptional and impairment items as discussed above). The increased operating income for 3Q 2021 as compared to 2Q 2021 reflects a positive price-cost effect in the steel business which more than offset lower steel shipments, as well as improved Mining segment performance (driven by higher iron ore shipments offset in part by lower iron ore reference prices).

Income from associates, joint ventures and other investments for 3Q 2021 was $778 million as compared to $590 million for 2Q 2021 and $100 million in 3Q 2020. 3Q 2021 is significantly higher on account of improved results from Canadian, Calvert5, and Chinese investees12.
Net interest expense in 3Q 2021 was lower at $62 million as compared to $76 million in 2Q 2021 and $106 million in 3Q 2020, mainly due to savings following the repayment of bonds.
Foreign exchange and other net financing losses in 3Q 2021 were $339 million as compared to losses of $233 million in 2Q 2021 and $150 million in 3Q 2020. 3Q 2021 includes foreign exchange gain of $22 million (compared to $29 million loss in 2Q 2021 and $17m gain in 3Q 2020), and $68 million non-cash mark-to-market loss related to the mandatory convertible bonds call option (gain of $33 million in 2Q 2021). 3Q 2021 additionally includes i) an $82 million charge in connection with a revised valuation of the put option granted to Votorantim18; and ii) a $153 million loss (primarily consisting of interest and indexation charges, with a financial impact net of taxes and expected recoveries of less than $50 million) relating to a legal claim (currently on appeal) at ArcelorMittal Brasil from the Votorantim acquisition18. 2Q 2021 was impacted by early bond redemption premium expenses of $130 million.
ArcelorMittal recorded an income tax expense of $882 million in 3Q 2021 as compared to an income tax expense of $542 million (including deferred tax benefit of $226 million) in 2Q 2021 and $784 million (including deferred tax expense of $580 million) for 3Q 2020.
ArcelorMittal recorded net income for 3Q 2021 of $4,621 million ($4.17 basic earnings per common share), as compared to net income of $4,005 million for 2Q 2021 ($3.47 basic earnings per common share), and a net loss of $261 million for 3Q 2020 ($0.21 basic loss per common share).

Analysis of segment operations2, 15
NAFTA
(USDm) unless otherwise shown	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Sales	3,423	3,242	3,335	9,201	10,464
Operating income	925	675	629	1,861	177
Depreciation	(70)	(71)	(143)	(212)	(435)
Impairment items	—	—	660	—	660
Exceptional items	—	—	—	—	(462)
EBITDA	995	746	112	2,073	414
Crude steel production (kt)	1,994	2,272	4,432	6,441	13,633
Steel shipments (kt)	2,280	2,590	4,435	7,381	13,768
Average steel selling price (US$/t)	1,303	1,062	701	1,064	698

NAFTA segment crude steel production decreased by 12.2% to 2.0Mt in 3Q 2021, as compared to 2.3Mt in 2Q 2021 primarily due to operational disruptions (including the impact of hurricane Ida) in Mexico. Adjusted for scope (excluding the impact of ArcelorMittal USA which was sold in December 2020), crude steel production declined -0.5% year on year.
Steel shipments in 3Q 2021 decreased by 12.0% to 2.3Mt, as compared to 2.6Mt in 2Q 2021 primarily due to lower production as explained above. Adjusted for scope, steel shipments were +2.3% higher year on year.
Sales in 3Q 2021 increased by 5.6% to $3.4 billion, as compared to $3.2 billion in 2Q 2021, primarily due to a 22.7% increase in average steel selling prices offset in part by a decrease in steel shipments (as discussed above).
Impairments for 3Q 2021 and 2Q 2021 were nil. 3Q 2020 operating income included a $660 million gain related to the partial reversal of impairments recorded in ArcelorMittal USA following the announced sale.
Operating income in 3Q 2021 was $925 million as compared to $675 million in 2Q 2021 and $629 million in 3Q 2020 which was positively impacted by impairment items noted above offset by the COVID-19 pandemic.
EBITDA in 3Q 2021 of $995 million was 33.3% higher as compared to $746 million in 2Q 2021, primarily due to a positive price-cost effect offset in part by lower shipment volumes as noted above. EBITDA in 3Q 2021 was higher as compared to $112 million in 3Q 2020 mainly due to a significant positive price-cost effect.

Brazil
(USDm) unless otherwise shown	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Sales	3,606	3,263	1,624	9,404	4,431
Operating income	1,164	1,028	209	2,906	481
Depreciation	(59)	(56)	(55)	(168)	(177)
Exceptional items	(123)	—	—	(123)	—
EBITDA	1,346	1,084	264	3,197	658
Crude steel production (kt)	3,112	3,150	2,300	9,296	6,671
Steel shipments (kt)	2,829	2,964	2,425	8,661	6,835
Average steel selling price (US$/t)	1,196	1,038	625	1,023	608

Brazil segment crude steel production decreased 1.2% to 3.1Mt in 3Q 2021 as compared to 3.2Mt in 2Q 2021, and was significantly higher as compared to 2.3Mt in 3Q 2020 when production was adapted to match the reduced demand levels driven by the COVID-19 pandemic.
Steel shipments in 3Q 2021 decreased by 4.6% to 2.8Mt as compared to 3.0Mt in 2Q 2021, primarily due to lower domestic demand not fully offset by export shipments due to order shipment delays at the end of the quarter. Steel shipments were 16.6% higher in 3Q 2021 as compared to 2.4Mt in 3Q 2020 due to higher flat products (+45.4%, driven by higher exports).

Sales in 3Q 2021 increased by 10.5% to $3.6 billion as compared to $3.3 billion in 2Q 2021, following a 15.2% increase in average steel selling prices offset in part by lower steel shipments.
Operating income in 3Q 2021 of $1,164 million was higher as compared to $1,028 million in 2Q 2021 and $209 million in 3Q 2020 (impacted by COVID-19 pandemic). Operating income in 3Q 2021 was impacted by exceptional items of $123 million related to expected costs for the decommissioning of the dam at the Serra Azul mine in Brazil.
EBITDA in 3Q 2021 increased by 24.2% to $1,346 million as compared to $1,084 million in 2Q 2021, primarily due to a positive price-cost effect offset in part by lower steel shipments. EBITDA in 3Q 2021 was significantly higher as compared to $264 million in 3Q 2020 primarily due to a positive price-cost effect and higher steel shipments.

Europe
(USDm) unless otherwise shown	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Sales	11,228	10,672	7,013	31,255	20,467
Operating income /(loss)	1,925	1,262	(341)	3,786	(995)
Depreciation	(284)	(316)	(358)	(899)	(1,062)
Impairment items	—	—	(104)	—	(196)
Exceptional items	—	—	—	—	(191)
EBITDA	2,209	1,578	121	4,685	454
Crude steel production (kt)	9,091	9,386	7,908	28,174	24,894
Steel shipments (kt)	7,551	8,293	8,187	24,857	24,304
Average steel selling price (US$/t)	1,098	948	651	945	641

Europe segment crude steel production was 3.1% lower at 9.1Mt in 3Q 2021 as compared to 9.4Mt in 2Q 2021. Following the formation of a public-private partnership between Invitalia and ArcelorMittal Italia renamed Acciaierie d’Italia Holding (ArcelorMittal’s subsidiary party to the lease and purchase agreement for the ILVA business), ArcelorMittal has deconsolidated the assets and liabilities as from mid-April 2021. Adjusted for this change of scope, crude steel production decreased by 1.6% in 3Q 2021 as compared to 2Q 2021 and increased by 26.5% in 3Q 2021 as compared to 3Q 2020.
Steel shipments in 3Q 2021 decreased by 8.9% to 7.6Mt as compared to 8.3Mt in 2Q 2021 ( -7.7% on a scope adjusted basis) and lower as compared to 8.2Mt in 3Q 2020 (+3.2% on a scope adjusted basis). Steel shipments in 3Q 2021 were impacted by weaker demand, including lower automotive sales (driven by the late cancellation of orders), as well as logistic constraints partly linked to the severe floods in Europe in July 2021.
Sales in 3Q 2021 increased 5.2% to $11.2 billion, as compared to $10.7 billion in 2Q 2021, primarily due to 15.8% higher average selling prices (flat products +16.2% and long products +17.0%).
Impairment charges for 3Q 2021 and 2Q 2021 were nil. Impairment charges for 3Q 2020 were $104 million related to the closure of the blast furnace and the steel plant in Krakow (Poland).
Operating income in 3Q 2021 was $1,925 million as compared to $1,262 million in 2Q 2021 and an operating loss of $341 million in 3Q 2020 (impacted by the COVID-19 pandemic and impairments discussed above).
EBITDA in 3Q 2021 of $2,209 million was higher as compared to $1,578 million in 2Q 2021, primarily due to a positive price-cost effect offset in part by lower steel shipments. EBITDA in 3Q 2021 increased significantly as compared to $121 million in 3Q 2020 primarily due to a positive price-cost effect.

ACIS
(USDm) unless otherwise shown	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Sales	2,419	2,768	1,452	7,315	4,184
Operating income / (loss)	808	923	68	2,266	(24)
Depreciation	(112)	(110)	(120)	(332)	(359)
Exceptional items	—	—	—	—	(21)
EBITDA	920	1,033	188	2,598	356
Crude steel production (kt)	3,014	2,975	2,544	8,672	7,498
Steel shipments (kt)	2,367	2,801	2,499	7,763	7,508
Average steel selling price (US$/t)	864	806	465	770	449

ACIS segment crude steel production in 3Q 2021 was 1.3% higher at 3.0Mt as compared to 2Q 2021. Crude steel production in 3Q 2021 was 18.5% higher as compared to 2.5Mt in 3Q 2020 primarily due to increased Ukrainian production during 3Q 2021 and COVID-19 related lockdown measures implemented in South Africa during the second and third quarter of 2020.
Steel shipments in 3Q 2021 decreased by 15.5% to 2.4Mt as compared to 2.8Mt as at 2Q 2021, mainly due to lower shipments in Kazakhstan driven by weaker market conditions in the CIS and export order shipment delays at the end of the quarter.
Sales in 3Q 2021 decreased by 12.6% to $2.4 billion as compared to $2.8 billion in 2Q 2021, primarily due to lower steel shipments (-15.5%) offset in part by higher average steel selling prices (+7.2%).
Operating income in 3Q 2021 was $808 million as compared to $923 million in 2Q 2021 and $68 million in 3Q 2020.
EBITDA of $920 million in 3Q 2021 was 10.9% lower as compared to $1,033 million in 2Q 2021, primarily due to lower steel shipments offset in part by a positive price-cost effect. EBITDA in 3Q 2021 was significantly higher as compared to $188 million in 3Q 2020, primarily due to positive price-cost effects offset in part by lower steel shipments.

Mining
(USDm) unless otherwise shown	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Sales	1,153	889	717	3,221	1,848
Operating income	741	508	330	2,028	745
Depreciation	(56)	(56)	(57)	(171)	(183)
EBITDA	797	564	387	2,199	928

Iron ore production (Mt)	6.8	4.9	7.2	19.0	20.7
Iron ore shipment (Mt)	6.9	4.6	7.2	18.9	20.5
Given the sale of ArcelorMittal USA in December 2020, the Company is no longer presenting coal production and shipments in its earnings releases.

Iron ore production (AMMC and Liberia only) increased in 3Q 2021 by 40.7% to 6.8Mt as compared to 4.9Mt in 2Q 2021 and was 4.2% lower as compared to 3Q 2020. Higher production in 3Q 2021 was primarily due to the recovery to normal operations at AMMC following the impact of a 4 week labour strike action in 2Q 2021, offset in part by lower Liberia production due to the impact of locomotive incidents and heavy seasonal monsoon rains.
Iron ore shipments increased in 3Q 2021 by 53.5% as compared to 2Q 2021, primarily driven by AMMC as discussed above, and decreased by 3.7% as compared to 3Q 2020.
Operating income in 3Q 2021 increased to $741 million as compared to $508 million in 2Q 2021 and $330 million in 3Q 2020.
EBITDA in 3Q 2021 increased by 41.3% to $797 million as compared to $564 million in 2Q 2021, reflecting the positive impact of higher iron ore shipments (+53.5%) offset in part by lower iron ore reference prices (-18.5%) and higher freight costs. EBITDA in 3Q 2021 was significantly higher as compared to $387 million in 3Q 2020, primarily due to higher iron ore reference prices (+38.4%).

Joint ventures

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.
Calvert
(USDm) unless otherwise shown	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Production (100% basis) (Mt)*	1,239	1,234	1,102	3,734	2,981
Steel shipments (100% basis) (Mt)**	1,203	1,155	1,012	3,495	2,907
EBITDA (100% basis)***	397	270	73	821	136
* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.
** Shipments: all shipments including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.
*** EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.
Calvert’s hot strip mill production during 3Q 2021 totaled 1.2Mt as compared to 1.2Mt in 2Q 2021. Hot strip mill reliability and productivity continue to progress with monthly production record achieved in July (455Kt).
EBITDA*** during 3Q 2021 of $397 million (100% basis) was higher as compared to $270 million in 2Q 2021, largely reflecting the improved market prices.

AMNS India4
(USDm) unless otherwise shown	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Crude steel production (100% basis) (Mt)	1,891	1,831	1,767	5,546	4,728
Steel shipments (100% basis) (Mt)	1,765	1,721	1,779	5,191	4,482
EBITDA (100% basis)	551	607	176	1,561	423
Despite the onset of further lockdowns related to a second wave of the COVID-19 pandemic negatively impacting domestic demand, AMNS India was able to maintain robust production levels and utilize its coastal location and divert tonnes from the domestic to the export market. As a result, crude steel production in 3Q 2021 increased to 1.9Mt as compared to 1.8Mt 2Q 2021.
AMNS India EBITDA of $551 million (100% basis) was lower as compared to $607 million in 2Q 2021 primarily due to a negative price-cost impact due to higher iron ore and energy prices.

Liquidity and Capital Resources

Net cash provided by operating activities for 3Q 2021 was $2,442 million as compared to $2,312 million in 2Q 2021 and $1,770 million in 3Q 2020. Net cash provided by operating activities in 3Q 2021 includes a working capital investment of $2,896 million due to higher pricing levels and production held in inventory due in part to lower than expected shipments, as compared to a working capital investment of $1,901 million in 2Q 2021 and a working capital release of $1,072 million in 3Q 2020.
Working capital needs in 2021 will be determined by the operating conditions towards the end of the year. Inventory volumes are expected to normalize in 4Q 2021, allowing working capital rotation days to return to levels consistent with the end of 2020 (scope adjusted). This normalization should support a working capital release in 4Q 2021 and support a further reduction in net debt.
Capex of $675 million in 3Q 2021 compares to $569 million in 2Q 2021 and $520 million in 3Q 2020. The FY 2021 capex guidance is maintained at $3.2 billion16.
Net cash provided by other investing activities in 3Q 2021 of $1,184 million as compared to $687 million in 2Q 2021 and $34 million in 3Q 2020. 3Q 2021 cash inflow primarily relates to $1.3 billion cash received from the redemption of preferred shares (the equivalent of 58.3 million common shares) of Cleveland Cliffs following a final review of the notice of the redemption, partially offset by other investments including those as part of the XCarbTM Innovation fund. 2Q 2021 cash inflow primarily relates to $0.7 billion cash received from the sale of 38.2 million Cleveland Cliffs common shares.

Net cash used in financing activities in 3Q 2021 was $2,740 million as compared to $3,780 million in 2Q 2021 and $401 million in 3Q 2020. In 3Q 2021, net cash used in financing activities includes an outflow of $0.8 billion primarily related to an early repayment of a Schuldschein loan of $0.5 billion and $0.2 billion from movement in commercial paper. In 2Q 2021, net cash used in financing activities includes an outflow of $2.2 billion primarily related to various EU and US bond repurchases. Net cash used in financing activities in 3Q 2020 primarily includes bond repayments.
As of September 30, 2021, ArcelorMittal had repurchased 42,299,224 shares for a total value of $1.4 billion out of the total $2.2 billion share buyback program that was announced on July 29, 2021. In addition, $323 million was paid during 3Q 2021 relating to part of the $750 million share buyback commenced on June 18, 2021 and was completed in early July 2021. In 2Q 2021, ArcelorMittal had repurchased 35,100,157 shares.

On November 11, 2021, based on the strong 3Q 2021 cash flow, the Company added $1 billion to its share buyback program under the authorization given by the annual general meeting of shareholders held on June 8, 2021. This brings the total advance as part of its prospective 2022 capital return to shareholders (to be funded from 2021 surplus cash flow under the capital return policy announced February 2021) to $2 billion. The new program (the “Program”) will be effective as from the date of the publication of the press release announcing the completion of the share buyback program announced on July 29, 2021 and the specific terms and conditions of the Program. The Program is expected to be completed by February 2022, subject to market conditions.

During 3Q 2021, the Company paid total dividends of $185 million of which $28 million was withholding taxes paid on dividends to ArcelorMittal shareholders in 2Q 2021 and $157 million mainly paid to the minority shareholders of ArcelorMittal Mines Canada7 (AMMC) and ArcelorMittal Kryvyi Rih which compares to $301 million in 2Q 2021 ($284 million was paid to ArcelorMittal shareholders and $17 million paid to minority shareholders), and $55 million to minority shareholders of AMMC and Bekaert (Brazil) in 3Q 2020.
Outflows from lease payments and other financing activities (net) were $46 million in 3Q 2021. Outflows from lease payments and other financing activities (net) were $250 million in 2Q 2021 ($63 million for 3Q 2020) including $199 million related to cash on deconsolidation of ArcelorMittal Italia.
Gross debt decreased by $1.0 billion to $8.2 billion as of September 30, 2021, as compared to $9.2 billion as of June 30, 2021, $12.3 billion as of December 31, 2020. As of September 30, 2021, net debt decreased to $3.9 billion as compared to $5.0 billion as of June 30, 2021, primarily driven by free cash flows.
As of September 30, 2021, the Company had liquidity of $9.9 billion, consisting of cash and cash equivalents of $4.4 billion ($4.2 billion as of June 30, 2021 and $6.0 billion as of December 31, 2020) and $5.5 billion of available credit lines8.
As of September 30, 2021, the average debt maturity was 6.0 years.

Key recent developments

•
On November 11, 2021,  based on the strong 3Q 2021 cash flow, ArcelorMittal added $1 billion to its share buyback program under the authorization given by the annual general meeting of shareholders held on June 8, 2021. This brings the total advance as part of its prospective 2022 capital return to shareholders (to be funded from 2021 surplus cash flow under the capital return policy announced February 2021) to $2 billion.  The new program (the “Program”) will be effective as from the date of the publication of the press release announcing the completion of the share buyback program announced on July 29, 2021 and the specific terms and conditions of the Program. The Program is expected to be completed by February 2022, subject to market conditions.

•
On November 3, 2021, ArcelorMittal and the government of Quebec announced a CAD$205 million investment by AMMC in its Port-Cartier pellet plant, enabling this facility to convert its entire 10Mt annual pellet production[1] to direct reduced iron (‘DRI’) pellets by the end of 2025. The investment, in which the Quebec government will contribute through an electricity rebate of up to CAD$80 million, will enable the Port-Cartier plant to become one of the world’s largest producers of DRI pellets, the raw material feedstock for ironmaking in a DRI furnace. The project includes the implementation of a flotation system that will enable a significant reduction of silica in the iron ore pellets, facilitating the production of a very high-quality pellet. The project will deliver a direct annual CO2e reduction of approximately 200,000 tonnes at AMMC’s Port-Cartier pellet plant, equivalent to over 20% of the pellet plant’s total annual CO2e emissions. This reduction in CO2e emissions will be achieved through a reduction in the energy required during the pelletizing  process. [1] AMMC’s pellet plant currently produces 10Mt of pellets annually, of which 7Mt are blast furnace pellets and 3Mt are direct reduced iron pellets.

•
On September 28, 2021, ArcelorMittal announced that it had signed a letter of intent with the Governments of Belgium and Flanders, supporting a €1.1 billion project to build a 2.5Mt direct reduced iron (DRI) plant at its site in Gent, as well as two new electric furnaces. Project implementation would result in a reduction of around 3Mt of CO2 emissions each year. The support of both the national and the Flanders governments in this project is crucial given the significant cost associated with the transition to carbon-neutral steelmaking.

•
On September 23, 2021, Fitch Ratings agency upgraded ArcelorMittal S.A.'s (AM) Long-Term Issuer Default Rating (LT IDR) and senior unsecured rating to 'BBB-' from 'BB+'. The Outlook on the LT IDR was Stable.

•
On September 22, 2021, in line with the authorization granted by the Extraordinary General Meeting of Shareholders held on June 8, 2021, the Board of ArcelorMittal decided to cancel 50 million treasury shares to keep the number of treasury shares within appropriate levels. This cancellation takes into account the shares already purchased under the US$2.2 billion share buyback announced on July 29, 2021. As a result of this cancellation, ArcelorMittal has 982,809,772 shares issued (compared to 1,032,809,772 before the cancellation). Details on share buyback programs can be found at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program. This follows the Board's earlier decision on August 4, 2021 to cancel 70 million treasury shares to keep the number of treasury shares within appropriate levels (which had resulted in ArcelorMittal having 1,032,809,772 shares in issue, compared to 1,102,809,772 before this cancellation).

•
On September 10, 2021, the Government of the Republic of Liberia and ArcelorMittal, signed an amendment to the Mineral Development Agreement (‘MDA’), for the expansion of the Company’s mining and logistics operations in Liberia. Upon ratification, ArcelorMittal Liberia will accelerate construction of the 15Mtpa concentrator plant project ("phase 2 expansion") project and significantly ramp up production of premium iron ore, generating significant new jobs and wider economic benefits for Liberia. The concentrator phase, to be constructed in modules, will transition ArcelorMittal Liberia to a premium product category (high grade concentrate) asset while achieving a low FOB and CIF-China cost position (with the economies of scale projected to more than offset the cost of concentration). The expansion project - which encompasses processing, rail and port facilities - will be one of the largest mining projects in West Africa. The capital required to finalize the project is expected to be approximately $0.8 billion, as it is effectively a brownfield expansion, with the first concentrate expected in late 2023, ultimately ramping up to 15Mtpa. Under the agreement, the Company has further expansion opportunities up to 30Mtpa. Other users may be allowed to invest for additional rail capacity.

•
On September 9, 2021, ArcelorMittal Nippon Steel India announced the commencement of operations at the Ghoraburhani- Sagasahi iron ore mine in the district of Sundargarh in Odisha. The captive mine is set to produce 2Mtpa of high-quality iron ore in 2021 and gradually ramp up production to a rated capacity of 7.2 Mtpa. The iron ore will be supplied to the beneficiation plant in Dabuna from where the feed will reach the pellet plant at Paradeep and contribute significantly to meeting AMNS India’s long-term raw material requirements.

•
On September 7, 2021, the German Federal Government expressed its intention to provide €55 million of funding support towards the construction of ArcelorMittal’s Hydrogen DRI plant, (which is half of the €110 million total capital expenditure required). The plant will become Germany’s first industrial scale hydrogen-based direct reduced iron (DRI) plant. The next step is for the European Commission to approve the Federal Government's intention to provide funding before the installation of the new plant can begin. Production is scheduled to start in 2025 with the intention to produce 100,000 tonnes of DRI for steel production using hydrogen as early as 2025.

•
On September 2, 2021, ArcelorMittal Nippon Steel India (AMNS India) announced the commissioning of a second 6Mtpa iron ore pelletizing plant at the port city of Paradeep in Odisha. The plant doubles production capacity at AMNS India’s Paradeep complex to 12Mtpa, making it the largest single-location pelletization complex in India and taking AMNS India’s pelletization capacity to 20Mtpa.

•	On August 9, 2021, Moody's rating agency upgraded ArcelorMittal's rating to Baa3 from Ba1.

•
On July 31, 2021, ArcelorMittal announced that ArcelorMittal Tubular Products Jubail (AMTPJ) - its Saudi Arabian joint venture with the Public Investment Fund (PIF) - had completed the acquisition of Jubail Energy Services Company (JESCO) from TAQA Industrialization and Energy Services Company. Jesco has a nameplate capacity of 400ktpa of seamless tubes which will increase AMTPJ's capacity to 1Mtpa following the acquisition. ArcelorMittal’s shareholding in AMTPJ, which will operate under the joint management control of ArcelorMittal and PIF, will reduce to approximately one-third (from 41%) with PIF’s shareholding correspondingly increasing to approximately two-thirds.

•
On July 30, 2021, ArcelorMittal announced alongside the Government of Canada, its intention to invest CAD$1.765 billion in decarbonization technologies at ArcelorMittal Dofasco’s plant in Hamilton. The intended investments will reduce annual CO2 emissions at ArcelorMittal’s Hamilton, Ontario operations by approximately 3Mt, within the next seven years. This means the Hamilton plant will transition away from the blast furnace-basic oxygen furnace steelmaking production route to the Direct Reduced Iron (DRI) – Electric Arc Furnace (EAF) production route, which carries a significantly lower carbon footprint. ArcelorMittal will introduce new manufacturing processes that contribute to a considerable reduction of CO2 emissions and deliver other positive environmental impacts including the elimination of emissions and flaring from coke making and ironmaking operations. On the same day, the Government of Canada announced it will invest CAD$400 million in the project and the Company is in discussions with the Government of Ontario regarding its support.

Outlook

Based on year-to-date growth and the outlook for the remainder of the year, ArcelorMittal expects world ex-China apparent steel consumption (“ASC”) to grow within the +12% to +13% range presented at the half year results in July 2021.
Due to weakening real demand in China, primarily due to real estate, our China ASC estimate is weaker than previously forecast. ArcelorMittal now expects a slight contraction in Chinese apparent steel demand in 2021. However, the impact on ex-China steel markets is expected to be limited given that strict production constraints are expected to lead to lower Chinese net exports in the second half of 2021 overall as compared to the first half of 2021.

ArcelorMittal Condensed Consolidated Statement of Financial Position1
In millions of U.S. dollars	Sept 30, 2021	Jun 30, 2021	Dec 31, 2020
ASSETS
Cash and cash equivalents and restricted funds	4,381	4,184	5,963
Trade accounts receivable and other	5,572	5,586	3,072
Inventories	18,806	16,286	12,328
Prepaid expenses and other current assets	4,421	3,344	2,281
Asset held for sale[9]	—	—	4,329
Total Current Assets	33,180	29,400	27,973

Goodwill and intangible assets	4,309	4,557	4,312
Property, plant and equipment	29,599	30,229	30,622
Investments in associates and joint ventures	10,134	9,090	6,817
Deferred tax assets	7,787	7,824	7,866
Other assets[13]	3,082	4,324	4,462
Total Assets	88,091	85,424	82,052

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	1,796	2,639	2,507
Trade accounts payable and other	14,108	14,076	11,525
Accrued expenses and other current liabilities	7,527	6,201	5,596
Liabilities held for sale[9]	—	—	3,039
Total Current Liabilities	23,431	22,916	22,667

Long-term debt, net of current portion	6,453	6,589	9,815
Deferred tax liabilities	1,953	1,958	1,832
Other long-term liabilities	6,933	7,636	7,501
Total Liabilities	38,770	39,099	41,815

Equity attributable to the equity holders of the parent	47,116	44,165	38,280
Non-controlling interests	2,205	2,160	1,957
Total Equity	49,321	46,325	40,237
Total Liabilities and Shareholders’ Equity	88,091	85,424	82,052

ArcelorMittal Condensed Consolidated Statement of Operations1
	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2021	Jun 30, 2021	Sept 30, 2020	Sept 30, 2021	Sept 30, 2020
Sales	20,229	19,343	13,266	55,765	39,086
Depreciation (B)	(590)	(620)	(739)	(1,811)	(2,249)
Impairment items (B)	—	—	556	—	464
Exceptional items (B)	(123)	—	—	(123)	(678)
Operating income (A)	5,345	4,432	718	12,418	112
Operating margin %	26.4%	22.9%	5.4%	22.3%	0.3%

Income from associates, joint ventures and other investments	778	590	100	1,821	227
Net interest expense	(62)	(76)	(106)	(229)	(333)
Foreign exchange and other net financing loss	(339)	(233)	(150)	(766)	(565)
Income / (loss) before taxes and non-controlling interests	5,722	4,713	562	13,244	(559)
Current tax expense	(938)	(768)	(204)	(2,275)	(466)
Deferred tax benefit / (expense)	56	226	(580)	447	(842)
Income tax expense	(882)	(542)	(784)	(1,828)	(1,308)
Income / (loss) including non-controlling interests	4,840	4,171	(222)	11,416	(1,867)
Non-controlling interests income	(219)	(166)	(39)	(505)	(73)
Net income / (loss) attributable to equity holders of the parent	4,621	4,005	(261)	10,911	(1,940)

Basic earnings / (loss) per common share ($)	4.17	3.47	(0.21)	9.52	(1.73)
Diluted earnings / (loss) per common share ($)	4.16	3.46	(0.21)	9.49	(1.73)

Weighted average common shares outstanding (in millions)	1,109	1,154	1,228	1,147	1,120
Diluted weighted average common shares outstanding (in millions)	1,112	1,157	1,228	1,150	1,120

OTHER INFORMATION
EBITDA (C = A-B)	6,058	5,052	901	14,352	2,575
EBITDA Margin %	29.9%	26.1%	6.8%	25.7%	6.6%

Total group iron ore production (Mt)	13.0	11.2	14.8	37.5	42.7
Crude steel production (Mt)	17.2	17.8	17.2	52.6	52.7
Steel shipments (Mt)	14.6	16.1	17.5	47.2	51.8

ArcelorMittal Condensed Consolidated Statement of Cash flows1
	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2021	Jun 30, 2021	Sept 30, 2020	Sept 30, 2021	Sept 30, 2020
Operating activities:
Income /(loss) attributable to equity holders of the parent	4,621	4,005	(261)	10,911	(1,940)
Adjustments to reconcile net income/ (loss) to net cash provided by operations:
Non-controlling interests income	219	166	39	505	73
Depreciation and impairment items	590	620	183	1,811	1,785
Exceptional items	123	—	—	123	678
Income from associates, joint ventures and other investments	(778)	(590)	(100)	(1,821)	(227)
Deferred tax (benefit) / expense	(56)	(226)	580	(447)	842
Change in working capital	(2,896)	(1,901)	1,072	(6,431)	571
Other operating activities (net)	619	238	257	1,100	884
Net cash provided by operating activities (A)	2,442	2,312	1,770	5,751	2,666
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(675)	(569)	(520)	(1,863)	(1,771)
Other investing activities (net)	1,184	687	34	2,758	166
Net cash provided by / (used in) investing activities	509	118	(486)	895	(1,605)
Financing activities:
Net payments relating to payable to banks and long-term debt	(806)	(2,232)	(270)	(3,662)	(889)
Dividends paid to ArcelorMittal shareholders	(28)	(284)	—	(312)	—
Dividends paid to minorities (C)	(157)	(17)	(55)	(239)	(165)
Share buyback	(1,703)	(997)	(13)	(3,350)	(13)
Common share offering	—	—	—	—	740
Proceeds from Mandatorily Convertible Notes	—	—	—	—	1,237
Lease payments and other financing activities (net)	(46)	(250)	(63)	(345)	(181)
Net cash (used in) / provided by financing activities	(2,740)	(3,780)	(401)	(7,908)	729
Net increase / (decrease) in cash and cash equivalents	211	(1,350)	883	(1,262)	1,790
Cash and cash equivalents transferred from / (to) assets held for sale	—	10	(70)	3	(70)
Effect of exchange rate changes on cash	(9)	47	73	(68)	(71)
Change in cash and cash equivalents	202	(1,293)	886	(1,327)	1,649

Free cash flow (D=A+B+C)[14]	1,610	1,726	1,195	3,649	730

Appendix 1: Product shipments by region(1)
(000'kt)	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Flat	1,613	1,896	3,779	5,331	11,960
Long	770	794	746	2,349	2,077
NAFTA	2,280	2,590	4,435	7,381	13,768
Flat	1,523	1,599	1,047	4,635	3,398
Long	1,325	1,381	1,393	4,076	3,472
Brazil	2,829	2,964	2,425	8,661	6,835
Flat	5,333	5,751	6,025	17,697	17,697
Long	2,121	2,404	2,080	6,815	6,304
Europe	7,551	8,293	8,187	24,857	24,304
CIS	1,684	2,097	1,914	5,816	5,773
Africa	679	703	585	1,942	1,732
ACIS	2,367	2,801	2,499	7,763	7,508
Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures(1,2)
(USDm)	3Q 21	2Q 21	3Q 20	9M 21	9M 20
NAFTA	118	73	96	265	445
Brazil	102	91	49	241	150
Europe	231	235	222	809	714
ACIS	139	120	102	353	342
Mining	78	43	42	175	94
Total	675	569	520	1,863	1,771
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects
The following tables summarize the Company’s principal growth and optimization projects involving significant capex.
Ongoing projects
Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2021 (a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	1H 2022 (b)
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160kt/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	2H 2022 (c)
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	4Q 2023 (d)
Mining	Liberia mine	Phase 2 premium product expansion project	Increase production capacity to 15Mt/year	4Q 2023 (e)
Mexico	Las Truchas mine	Revamping and capacity increase to 2.3MT	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3 Mt/year) with DRI concentrate grade capability	2H 2023 (f)
Brazil	Serra Azul mine	4.5Mtpa direct reduction pellet feed plant	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	2H 2023 (g)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.0Mt/year; Sinter feed capacity of 2.3Mt/year	2H 2024 (h)
Brazil	Juiz de Fora	Melt shop expansion	Increase in melt shop capacity by 0.2Mt/year	On hold (i)
a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3Mt and significantly enhance the proportion of higher added-value products in its product mix. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c.2.5Mt of flat rolled steel, long steel c.1.5Mt and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017 and is expected to be completed at the end of 2021. In addition to the HSM, a push pull pickling line (PPPL) is to be constructed to capture additional domestic volume through hot rolled pickled and oiled products. The PPPL has a capacity of up to 0.75Mtpa, and the first pickled and oiled coils are expected to be produced by 2H 2024.
b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 1H 2022.
c) Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160kt/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for 2H 2022.
d) In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. The project is expected to be completed in 4Q 2023.

e) ArcelorMittal Liberia has been operating a 5Mt direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15Mtpa of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. ArcelorMittal has signed on September 10, 2021, with the Government of the Republic of Liberia an amendment to its Mineral Development Agreement which, upon ratification, will lead to the acceleration of construction of the 15Mtpa concentrator plant project ("phase 2 expansion"). Final detailed engineering is in progress, whilst site preparation and tenders for key construction contracts and remaining equipment are underway. Under this project, first concentrate product is expected in late 2023, ramping up to 15Mtpa thereafter. The capex required to conclude the project is expected to total approximately $0.8 billion as the project is effectively a brownfield opportunity given that more than 85% of the procurement and 60% of civil construction had already been completed. Under the agreement, the Company has further expansion opportunities up to 30Mtpa. Other users may be allowed to invest for additional rail capacity.
f) ArcelorMittal Mexico is investing ~$150 million to increase pellet feed production by 1Mtpa to 2.3Mtpa and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace (BF) route (1.9Mtpa) and direct reduced iron (DRI) route (0.4Mtpa) for a total of 2.3Mtpa. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Production start up expected in 2H 2023.
g) Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5Mtpa of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operation. The project will allow to mine the compact itabirite iron ore. Project start up expected in 2H 2023.
h) The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and meltshop is to recommence in 4Q 2021, following the anticipated improvement in Brazil domestic market. The project is expected to be completed in 2H 2024 with capex requirement of approximately $0.5 billion.
i) Although the Juiz de Fora rebar expansion was completed in 2015, the melt shop expansion project is currently on hold.

Appendix 3: Debt repayment schedule as of September 30, 2021

(USD billion)	2021	2022	2023	2024	2025	>2025	Total
Bonds	—	0.6	1.3	0.9	1.0	2.0	5.8
Commercial paper	0.5	—	—	—	—	—	0.5
Other loans	0.5	0.3	0.2	0.2	0.2	0.5	1.9
Total gross debt	1.0	0.9	1.5	1.1	1.2	2.5	8.2

Appendix 4: Reconciliation of gross debt to net debt as of September 30, 2021

(USD million)	Sept 30, 2021	Jun 30, 2021	Dec 31, 2020
Gross debt (excluding that held as part of the liabilities held for sale)	8,249	9,228	12,322
Gross debt held as part of the liabilities held for sale	—	—	24
Gross debt	8,249	9,228	12,346
Less: Cash and cash equivalents and restricted funds	(4,381)	(4,184)	(5,963)
Less: Cash and cash equivalents and restricted funds held as part of the assets held for sale	—	—	(3)
Net debt (including that held as part of assets and the liabilities held for sale)	3,868	5,044	6,380

Net debt / LTM EBITDA	0.2	0.5	1.5

Appendix 5: Adjusted net income / (loss) as of September 30, 2021

(USD million)	3Q 21	2Q 21	3Q 20	9M 21	9M 20
Net income / (loss)	4,621	4,005	(261)	10,911	(1,940)
Impairment items	—	—	556	—	464
Exceptional items	(123)	—	—	(123)	(678)
Derecognition of deferred tax assets on disposal of ArcelorMittal USA	—	—	(624)	—	(624)
Adjusted net income / (loss)	4,744	4,005	(193)	11,034	(1,102)

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:
Adjusted net income / (loss): refers to reported net income/(loss) less impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents and restricted funds: represents cash and cash equivalents, restricted cash, restricted funds and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EBITDA: operating results plus depreciation, impairment items and exceptional items.
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders
Gross debt: long-term debt and short-term debt (including that held as part of the liabilities held for sale).
Impairment items: refers to impairment charges net of reversals.
Liquidity: cash and cash equivalents and restricted funds plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
Mt: refers to million metric tonnes.
Net debt: long-term debt and short-term debt less cash and cash equivalents and restricted funds (including those held as part of assets and liabilities held for sale).
Net debt/LTM EBITDA: refers to Net debt divided by EBITDA (as used in the Company’s financial reporting) over the last twelve months.
Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of Canada, Mexico; and also includes all Mexico mines (for 2020 and 2021 onwards) and Hibbing, Minorca, Princeton mines (for each periods of 2020, as they were included in the ArcelorMittal USA assets sold to Cleveland-Cliffs group in Dec 2020). The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions, and also includes Bosnia and Herzegovina capital iron ore mines. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan). Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e., increased spread between steel prices and raw material costs) or negative effect (i.e., a squeeze or decreased spread between steel prices and raw material costs).
Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents adjusted net income / (loss) as it believes it is a useful measure for the underlying business performance excluding impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA. The Company’s guidance as to its working capital release (or the change in working capital included in net cash provided by operating activities) for the fourth quarter of 2021 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company has revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The Company also presents the ratio of net debt to EBITDA for the last twelve-month period, which investors may find useful in understanding the Company's ability to service its debt. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS.

2.
New segmentation reporting: Following the Company’s steps to streamline and optimize the business, primary responsibility for captive mining operations have been moved to the Steel segments (which are primary consumers of the mines' output). The Mining segment will retain primary responsibility for the operation of ArcelorMittal Mines Canada (AMMC) and Liberia and will continue to provide technical support to all mining operations within the Company. As a result, effective 2Q 2021, ArcelorMittal has retrospectively amended its presentation of reportable segments to reflect this organizational change, as required by IFRS. Only the operations of AMMC and Liberia are reported within the Mining segment. The results of each other mine are accounted for within the steel segment that it primarily supplies. Summary of changes: NAFTA: all Mexico mines (for 2020 and 2021 onwards) and Hibbing, Minorca, Princeton mines (each quarter of 2020, as they were included in the ArcelorMittal USA assets sold to Cliffs in Dec 2020); Brazil: Andrade and Serra Azul mines; Europe: ArcelorMittal Prijedor mine (Bosnia and Herzegovina); ACIS: Kazakhstan and Ukraine mines; and Mining: only AMMC and Liberia iron ore mines.

3.
LTIF figures presented for 3Q 2021 of 0.76x excludes ArcelorMittal Italia (deconsolidated as from 2Q 2021 onwards) and ArcelorMittal USA (no longer in scope as sold to Cleveland Cliffs on December 9, 2020) and compares with 0.89x in 2Q 2021.

4.
AMNS India has plans to debottleneck operations (steel shop and rolling parts) and achieve capacity of 8.6Mt per annum, with medium-term plans to expand and grow to 14Mt per annum and then to 18Mt per annum. The Thakurani mines is now operating at full 5.5Mtpa capacity since 1Q 2021, while the second Odisha pellet plant has been commission and started in September 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity. In addition, in September 2021, AMNS India commenced operations at Ghoraburhani - Sagasahi iron ore mine in Odisha. The mine is set to produce 2Mtpa of high-quality iron ore in the current year and gradually ramp up production to a rated capacity of 7.2Mtpa and contribute significantly to meeting AMNS India’s long-term raw material requirements. AMNS India signed a Memorandum of Understanding (MoU) with the Government of Odisha to set-up an integrated steel plant with a 12Mtpa capacity in Kendrapara district of state Odisha. Pre-feasibility study report was submitted to the state government in 3Q 2021, and we are currently engaging with them for further studies and clearances.

5.	AMNS Calvert (Calvert) has plans to construct a new 1.5Mt EAF and caster to be completed 1H 2023. The joint venture is to invest $775 million.
6.	See Appendix 5 for reconciliation of adjusted net income /(loss).
7.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
8.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. As of September 30, 2021, the $5.5 billion revolving credit facility was fully available.

9.	Assets and liabilities held for sale as of December 31, 2020 included the assets and liabilities of ArcelorMittal Italia and heavy plate assets in Europe.
10.
XCarb™ is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb™ brand, we have launched three XCarb™ initiatives: the XCarb™ innovation fund, XCarb™ green steel certificates and XCarb™ recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates. These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as the reference. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.

11.
The Investment Agreement stipulates a second equity injection by Invitalia, of up to €680 million, to fund the completion of  the purchase of Ilva’s business by Acciaierie d’Italia, which is expected by May 2022 subject to certain conditions precedent. At this point, Invitalia’s shareholding in Acciaierie d’Italia would increase to 60%, with ArcelorMittal to invest up to €70 million to retain a 40% shareholding and joint control over the company. The conditions precedent include: the amendment of the existing environmental plan to account for changes in the new industrial plan; the lifting of all criminal seizures on the Taranto plant; and the absence of restrictive measures – in the context of criminal proceedings where Ilva is a defendant – being imposed against Acciaierie d’Italia Holding or its subsidiaries. In case conditions precedent are not met, then the Acciaierie d’Italia Holding would not be required to complete the purchase of Ilva’s assets and its capital invested would be returned.

12.
In addition to the AMNS India and Calvert joint ventures, the Company has important investments in China that provide valuable dividend streams and growth optionality. VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and plans to expand the current capacity by 40% to 2Mtpa over the next 2 years, financed from its own resources. The investment will allow VAMA to broaden its product portfolio and further enhance its competitiveness. This will in turn enable VAMA to meet the growing demand of high value add solutions from the Chinese automotive / new energy vehicle (NEV) market and propel it to be among the top 3 automotive steel players in China by 2025. ArcelorMittal also owns a 37% interest in China Oriental, one of the largest H-Beam producers in China which has recently upgraded its asset portfolio and benefits from a strong balance sheet position.

13.
As of September 30, 2021, other assets include these main listed investments of Erdemir (12%) at market value of $792 million. As of June 30, 2021, other assets include these main listed investments of Cleveland Cliffs at market value of $1,258 million (which have since been redeemed) and Erdemir (12%) at market value of $876 million. As of December 31, 2020, other assets included amongst others the listed investment of Cleveland Cliffs (16%) at market value of $1,988 million and Erdemir (12%) at market value of $850 million.

14.
The Company has revised the definition of free cash flow to include dividends paid to minority shareholders in order to reflect the measure it will use to determine dividends that will be paid under its new dividend policy. The comparative figures for free cash flow under the prior definition of cash flow from operations less capex were inflows in 3Q 2021 of $1,767 million, $1,743 million for 2Q 2021, $1,250 million for 3Q 2020, $3,888 million for 9M 2021 and $895 million for 9M 2020.

15.
Segment “Other & eliminations” EBITDA result was a loss of $209 million in 3Q 2021 as compared to an income of $47 million in 2Q 2021 and to a loss of $171 million in 3Q 2020 principally due to the increase of the stock margin eliminations driven by the increase of the intra-group stock sales between steel and mining businesses.

16.	FY 2021 figures include $0.1 billion capex related to ArcelorMittal Italia which has been deconsolidated from 2Q 2021 onwards).
17.
Total steel shipments in 3Q 2021 were 14.6Mt, 9.0% lower as compared with 16.1Mt in 2Q 2021. Adjusted for the change in scope (i.e. excluding the shipments of ArcelorMittal Italia, deconsolidated as from April 14, 2021) steel shipments in 3Q 2021 decreased 8.4% as compared to 2Q 2021.

18.
On April 1, 2018, ArcelorMittal completed the acquisition of Votorantim Siderurgia (subsequently renamed ArcelorMittal Sul Fluminense "AMSF"), Votorantim S.A.'s long steel business in Brazil pursuant to which Votorantim Siderurgia became a wholly-owned subsidiary of ArcelorMittal Brasil. The acquisition was completed through the issuance of preferred shares to Votorantim S.A. representing a 2.99% interest in ArcelorMittal Brasil. Pursuant to the shareholders' agreement, such preferred shares are subject to put and call option arrangements exercisable by Votorantim S.A. and ArcelorMittal Brasil between July 1, 2019 and December 31, 2022 and between January 1, 2023 and December 31, 2024, respectively. The Company determined that it has a present ownership interest in the preferred shares subject to the put option. In 3Q 2021, the Company recognized a $82 million charge in connection with the put option granted to Votorantim, and for which ArcelorMittal recognized a liability corresponding to the net present value of the redemption amount based on past and future EBITDA projections subject to certain adjustments.

Third quarter 2021 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to present and comment on the three-month period ended September 30, 2021 on: Thursday November 11, 2021 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.
The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#
Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link.
https://interface.eviscomedia.com/player/1140/

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 18 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.
Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate. For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.
We are one of the world’s largest producers of iron ore. With a geographically diversified portfolio of iron ore assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while own iron ore production reached 58.0 million metric tonnes.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.
ArcelorMittal corporate communications (E-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419